SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                  (RULE 13e-4)
                                (Amendment No. 3)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  Lumenis Ltd.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

       Options to Purchase Ordinary Shares, Par Value NIS 0.10 per share, with an exercise price equal to $6.00 per share or more
                         (Title of Class of Securities)

                                   M6778Q 10 5
                      (Cusip Number of Class of Securities)
                          (Underlying Ordinary Shares)

                                  Kevin Morano
              Executive Vice President and Chief Financial Officer
                                  Lumenis Ltd.
                                 375 Park Avenue
                            New York, New York 10152
                                  212-515-4180
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                    Copy to:
                            Stephen B. Kaplitt, Esq.
                            Executive Vice President,
                           General Counsel & Secretary
                                 375 Park Avenue
                            New York, New York 10152
                                  212-515-4180

                            Calculation of Filing Fee

================================================================================
Transaction valuation*                                    Amount of filing fee**
      $3,403,516                                                 $275.35
================================================================================

      * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,140,527 Ordinary Shares, par value NIS
0.10 per above, of Lumenis Ltd. with a price of $6.00 or more, having an aggregate value of $3,403,516 as of March 24, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

      ** The filing fee was previously paid in connection with the initial filing of the Schedule TO on March 28, 2003.

      |X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:        $275.35          Filing party: Lumenis Ltd.

      Form or Registration No.:      5-49946          Date filed: March 28, 2003

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      |X| Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_| third party tender offer subject to Rule 14d-1.

      |X| issuer tender offer subject to Rule 13e-4.

      |_| going-private transaction subject to Rule 13e-3.

      |_| amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer. |X|

      This Amendment No. 3 (the "Amendment") to the Tender Offer Statement on Schedule TO filed by Lumenis Ltd., an Israeli company ("Lumenis"), with the Securities and Exchange Commission on March 28, 2003, as amended and supplemented by Amendment No. 1 filed on April 14, 2003 and Amendment No. 2 filed on May 1, 2003 (as so amended and supplemented, the "Schedule TO") further amends and supplements the Schedule TO to report the results of the exchange Offer (defined below). The Schedule TO relates to the offer by Lumenis to eligible option holders ("Eligible Participants") to exchange all outstanding options to purchase Ordinary Shares of Lumenis granted under the 1999 Share Option Plan, the 2000 Share Option Plan and any other option plan of Lumenis that have an exercise price per share equal to $6.00 or more ("Eligible Options") for new options to purchase Ordinary Shares (the "Offer").

Item 4. Terms of the Transaction

      Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

      (c) The Offer Expired at 11:59 P.M., Eastern (New York City) time, on May 7, 2003. Pursuant to the Offer, on May 12, 2003 we accepted for exchange from 481 tendering Eligible Participants and cancelled 3,160,141 Eligible Options to purchase Ordinary Shares, representing approximately 76.3% of the options that were eligible to be tendered in the Offer. In exchange for the cancelled options, on May 12, 2003 we granted the tendering Eligible Participants New Options to purchase a total of 912,422 Ordinary Shares at an exercise price of $1.77, the May 12, 2003 closing price of the Ordinary Shares on the NASDAQ National Market.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO Tender Offer Statement is true, complete and correct.

                                    LUMENIS LTD.

                                    By:  /s/ Kevin Morano
                                         ---------------------------------------
                                         Name:    Kevin Morano
                                         Title:   Executive Vice President and
                                                   Chief Financial Officer

Date: May 13, 2003


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